



Mark Anthony Concrete Inc Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $250,000

Offering End Date: Jan, 4th 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Mark Anthony Concrete Inc

Founded: 2018

Address: 2825 23rd St.
Erie, PA 16506

Industry: Concrete

Employees: 21

Website: https://www.markanthonyconcrete.com/

Use of Funds Allocation:

If the maximum raise is met:

(56.5%) $141,250 – Working Capital
(40.0%) $100,000 – Debt Refinance
 (3.5%) $ 8,750 – SMBX capital raise fee

Social:

Facebook: 346 Followers
Google: 56 Five Stars Reviews





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$1,159,851	$814,721
Cash & Cash Equivalents	$25,439	$188,470
Accounts Receivable	$494,642	$111,382
Short-term Debt	$34,763	$243,330
Long-term Debt	$1,368,690	$612,968
Revenues / Sales	$1,803,308	$1,520,036
Cost of Goods Sold	$463,949	$494,077
Taxes & licenses	$0	$0
Net Income	$13,699	($53,340)

About:

Mark Anthony Concrete Inc is a professional concrete contractor in Erie, PA dedicated to providing exaptational services for both residential and commercial projects. They provide unparalleled services for foundations, basements, masonry, patios and driveways.

Mark Anthony II's passion for concrete has led to a career in the industry ultimately culminating in founding his own business in 2018. Prior to founding Mark Anthony Concrete Inc, Mark spent 20+ years in his family's multi-generational concrete business learning the trade from over 70 years of unique history. Mark's experience operating a concrete business equips him with vision setting abilities to capitalize on market opportunities powering Mark Anthony Concrete Inc to be the premiere commercial and residential concrete company in Erie, PA and beyond.

For more information, contact our Customer Support Team at support@thesmbx.com

